                               KANE KESSLER, P.C.
                           1350 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 541-6222

                                 April 22, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention:  H. Christopher Owings
              Assistant Director

                  Re:      Jarden Corporation
                           Registration Statement on Form S-3 filed March 9, 2005
                           File No. 333-123218
                           Annual Report on Form 10-K for the fiscal year ended
                           December 31, 2004 filed March 2, 2005 Amendment No. 1
                           to Current Report on Form 8-K filed March 24, 2005
                           Preliminary Proxy Statement on Schedule 14A filed
                           April 6, 2005 File No. 1-13665

Dear Mr. Owings:

                  We hereby submit in electronic format with the Securities and
Exchange Commission (the "Commission"), pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and Regulation S-T, Amendment No. 1 to the
Registration Statement on Form S-3 of Jarden Corporation ("Jarden" or the
"Company"), and the Company's Preliminary Proxy Statement on Schedule 14A, as
amended.

                  The Form S-3 and Preliminary Proxy Statement have been revised in response to the Staff's comments contained in the Commission's letter of comment (the "Staff Letter") dated April 8, 2005. In connection therewith, set forth on Schedule A hereto are the Company's responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

                  Please feel free to contact me at (212) 519-5119, with any questions regarding the foregoing.

                                                  Very truly yours,

                                                  /s/ Mitchell D. Hollander
                                                  Mitchell D. Hollander
Enclosure

cc:      Matthew Benson (with courtesy copy via Federal Express)
         Milwood Hobbs (with courtesy copy via Federal Express)
         Dave Mittelman
         Mike Moran

                                      -2-

               SCHEDULE A - RESPONSES OF JARDEN CORPORATION TO THE
               COMMISSION STAFF COMMENT LETTER DATED APRIL 8, 2005

                                    FORM S-3

Calculation of Registration Fee Table
-------------------------------------

     1.   Please confirm your understanding that you may not rely on Rule 416 for the registration of shares issued in excess of the amount named in the registration fee table that result by operation of your conversion ratios. Please revise or remove the statement appearing in footnote
          (2) as appropriate. See Telephone Interpretation #3S under Securities
          Act Sections of the March 1999 supplement to the Manual of
          Public1y-Available Telephone Interpretations.

                  In response to the Staff's comment, we confirm that the
                  Company may not rely on Rule 416 for the registration of
                  shares issued in excess of the amount named in the
                  registration fee table that result by operation of our
                  conversion ratio of the Company's preferred stock. The Company understands that Rule 416 only covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, or other similar transaction effected without the receipt of
                  consideration which results in an increase in the number of outstanding shares of our common stock. The Company has
                  revised the statement appearing in footnote (2) accordingly.

Forward-Looking Statements. page ii
-----------------------------------

     2.     We note disclosure in the last paragraph under this caption that the information in the prospectus". . . may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty " It appears from this disclosure that you are disclaiming responsibility for the information in the prospectus.
            Please revise to avoid any suggestion that you are not responsible for the accuracy of the disclosure in the prospectus.

                  The Company has revised the S-3 in response to the Staff's comment to delete any implication that the Company is not
                  responsible for the accuracy of the disclosure in the
                  prospectus.

     3.     Please relocate this section, the Incorporation of Certain Documents by Reference section, and the information appearing under the caption "The Company," to appear after the forepart of the prospectus. Only the cover page, summary, and risk factors sections should appear in the forepart of the prospectus.

                  The Company has revised the S-3 in response to the Staff's comment and placed the "Forward-Looking Statements," the
                  "Incorporation of Certain

                                      -3-

                  Documents by Reference" and "The Company" sections after the risk factor section.

Risk Factors. page 5
--------------------

     4.     Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:

               o   "We may be adversely affected by the trend towards retail
                   trade consolidation and private-labeling."

               o   "Sales of some of our products are seasonal and weather
                   related."

               o   "We depend on suppliers in Asia."

               o   "We depend on a single manufacturing facility for certain
                   products."

               o   "We cannot be certain that our product innovations and
                   marketing successes will continue. "

               o   "We may experience difficulty in integrating acquired
                   businesses...,"

               o   "Our operations are subject to a number of federal, state and local environmental regulations."

               o   "We may be adversely affected by remediation obligations..
                   .,"

               o   "Our resources may be insufficient to manage the demands
                   imposed by our growth."

               o   "We depend upon key personnel."

               o   "Our significant indebtedness could adversely affect our
                   financial health."

               o   "We will require a significant amount of cash to service our indebtedness..."

               o   "Our business could be adversely affected because of risks which are particular to international operations."

                                      -4-

               o   "Our business could be adversely affected by currency
                   fluctuations in our international operations."

               o   "Our performance can fluctuate with the financial condition of the retail industry."

               o   "Our failure to successfully protect our intellectual
                   property rights..."

               o   "Our business could be adversely affected by complications resulting from our implementation of new operating software systems..."

               o   "We may not be able to implement successfully our
                   restructuring projects."

               o   "Certain of our employees are represented by labor unions."

               o   "Delaware law may limit possible takeovers."

                  The Company has revised the S-3 in response to the Staff's comment to state specifically the material risk each risk
                  factor presents to the Company or investors and the
                  consequences should that risk factor occur. The Company will also make conforming changes to the "Forward-Looking
                  Statements" section of its Form 10-K/A.

     5.     Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated
            risk applies to your company, or delete these risk factors. For example, in the risk factor where you state that you depend upon key personnel, discuss whether you have formalized employment agreements with these officers. Revise or delete the following risk factors accordingly:

               o   Our operations are dependent upon third-party suppliers and services providers..., page 6. For example, do you have any contracts with your primary suppliers and service providers?

               o   Competition in our industries may hinder our ability to
                   execute..., page 8. For example, identify primary competitors in your industry and discuss the competitive environment.

               o   Our resources may be insufficient to manage the demands
                   imposed by our growth, page 10. For example, do you expect rapid growth in the near future?

                                      -5-

               o   We depend upon key personnel, page 10. For example, do the key personnel you identify possess unique skills that can not be replaced?

               o   Our significant indebtedness could adversely affect our
                   financial health, page 10. For example, do you have current plans to incur additional indebtedness?

               o   We enter into contracts with the United States government, page 11. For example, is the United States government a
                   primary customer of your goods and services?

               o   Our business could be adversely affected by currency
                   fluctuations in our international operations, page 11. For example, describe in more specific terms how Currency
                   fluctuations affect you.

               o   Our failure to successfully protect our intellectual property rights. For example, identify any key intellectual property rights you possess.

               o   The market price for our common stock may be highly volatile.
                   For example, will your convertible securities increase the volatility in your common stock price?

                   The Company has revised the S-3 in response to the Staff's comment to either delete or specifically indicate how that stated risk factors above apply to the Company.

The sale of a substantial amount of our common stock. . .. page 15
------------------------------------------------------------------

6.    Due to the significant potential of dilution resulting from the preferred stock, you must provide risk factors discussing in specific detail the effects on the market price of the common stock and dilution to common stockholders resulting from the conversion of the preferred stock.
      Accordingly, please discuss clearly under separate captions the following items:

          (1)  As of the latest date practicable, the amount of common shares that you would issue assuming full conversion of all of the existing preferred stock, the percentage of the total outstanding common shares these amounts represent, and that you do not know at present the exact number of shares that you will issue upon conversion.

          (2)  To the extent stockholders convert and then sell common stock, the common stock price may decrease due to the additional shares in the market.

                                      -6-

          (3)  The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales if not by the selling stockholders then by others. This could place significant downward pressure on the price of the common stock. In this regard, explain the meaning and significance of short selling.

          (4)  The conversion of the securities may result in a substantial dilution to the interests of other holders of common stock since the holders of convertible preferred stock may ultimately convert and sell the full amount issuable on conversion.

          (5)  The possibility of a change of control resulting from the issuance of the common and preferred stock to Warburg Pincus and
               Catterton.

          The Company has revised the S-3 in response to the Staff's comment to discuss the items enumerated above. Please see the risk factors entitled:

               o   The sale of a substantial amount of our common stock,
                   including shares issued upon conversion of our convertible preferred stock, in the public market after this offering
                   could adversely affect the prevailing market price of our
                   common stock. See page 17 of the marked Form S-3.

               o   If holders of the preferred stock convert their shares of
                   preferred stock into shares of common stock, you will
                   experience immediate dilution. See page 17 of the marked Form
                   S-3.

               o   The sale of the shares registered in this offering could
                   cause our stock price to decline. See page 18 of the marked
                   Form S-3.

               o   The holders of the preferred stock and others may have an
                   incentive to sell common stock in the market before they
                   convert their shares of preferred stock in expectation that the market price of our common stock will fall. See page 18 of the marked Form S-3.

               o   Conversion of the series of preferred stock may reduce the market price and dilute the relative voting power of our
                   outstanding common stock. See page 18 of the marked Form S-3.

               o   There is a concentration of voting power and other
                   indications of influence on the Company. See page 18 of the marked Form S-3.

                                      -7-

Selling Stockholders, page 16
-----------------------------

     7.   We note disclosure indicating that the proceeds from the sale of securities under your purchase agreement with Warburg Pincus were placed in escrow. Disclosure in your Form 10-K, however, indicates that the proceeds were released from escrow in January 2005. Please clarify here whether or not the proceeds are still held in escrow.

          The Company has revised the S-3 in response to the Staff's comment to clarify that the cash proceeds placed in escrow were released on
          January 24, 2005 in connection with the Company's acquisition of
          American Household, at which time the securities were also issued and released from escrow and delivered to Warburg Pincus and Catterton.

     8.   As currently drafted, the disclosure here regarding the terms of convertible securities is difficult to understand. Please revise the last full paragraph on page 16 and the carryover paragraph on pages
          16-17 to more clearly and concisely discuss the terms and effect of the preferred stock. As part of your revisions, we suggest you avoid legalistic presentations, run-on sentences, and embedded lists. We also suggest you consider the following:

               o   The calculation for the number of shares of common stock into which preferred stock is convertible is confusing.

               o   Explain the possible adjustments rather than alluding to
                   "adjustments from time to time," or "subject to adjustment upon certain changes of control."

               o   Disclose the dividend rate on the preferred stock and whether the dividends are payable in cash or additional preferred or common stock.

               o   What is the current trading price of your common shares in relation to the 175% threshold for exercising the right to require holders of Series B Preferred Stock to convert into shares of common stock?

               o   What is the stockholder approval necessary to modify the
                   conversion of the Series C Preferred Stock?

               o   Are there any standstill limitations, and if so whether they may be waived, in connection with the conversion terms?

These are only examples. We may have further comment based upon your revisions.

          The Company has revised the S-3 in response to the Staff's comments, including making the following specific changes:

               o   We have explained the possible adjustments, rather than
                   alluding to "adjustments from time to time," or "subject to adjustment upon certain changes of control," throughout the
                   "Selling Stockholders" section.

                                      -8-

               o   We have disclosed the dividend rate on the preferred stock and whether the dividends are payable in cash or additional preferred or common stock. See pages 23 and 25 of the marked
                   Form S-3.

               o   We have disclosed the current trading price of the Company's common shares in relation to the 175% threshold for
                   exercising the right to require holders of Series B Preferred
                   Stock to convert into shares of common stock. See page 23 of the marked Form S-3.

               o   We have disclosed the appropriate stockholder approval
                   necessary to modify the conversion of the Series C Preferred
                   Stock. See page 24 of the marked Form S-3.

               o   We have disclosed any standstill limitations and whether they may be waived. See page 26 of the marked Form S-3.

     9.   In future periodic reports, we remind you to please discuss - in the Management's Discussion and Analysis - the material terms and possible depressive effects of the securities you are registering here to the extent any of those securities remain unconverted.

              The Company has taken note of this comment and will include such discussion in future filings beginning with the Form 10-Q for the three month period ended March 31, 2005.

     10.  Please identify the beneficial owners of the selling stockholders referenced in this section.

               The Company has revised the S-3 in response to the Staff's comments as follows:

               Footnote (3) to the Selling Stockholder chart has been revised to clarify that the shares identified as being held by Warburg
               Pincus Private Equity VIII, L.P. are beneficially owned by
               Warburg Pincus Private Equity VIII, L.P., Warburg Pincus
               Netherlands Private Equity VIII I, C.V. and Warburg Pincus
               Germany Private Equity VIII, K.G. All of the shares beneficially owned by the foregoing may be deemed to be beneficially owned by
               Warburg Pincus Partners LLC and Warburg Pincus LLP, which are the general partner and manager, respectively, of each of Warburg
               Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands
               Private Equity VIII I, C.V. and Warburg Pincus Germany Private
               Equity VIII, K.G. and may be deemed to be beneficially owned by
               Warburg Pincus & Co. which owns all of the equity of Warburg
               Pincus Partners LLC. The address for Warburg Pincus is 466
               Lexington Avenue, New York, New York 10017.

               Similarly, footnote (4) has been revised to clarify that
               Catterton Managing Partner V, L.L.C. is the general partner of
               Catterton Partners V, L.P. and Catterton Partners V Offshore,
               L.P. and, therefore, may be deemed to be

                                      -9-

               the beneficial owner of the shares of Preferred Stock and Common
               Stock held by Catterton Partners, L.P. and Catterton Partners V
               Offshore, L.P. CP5 Principals, L.L.C. is the Managing Member of
               Catterton Managing Partner V, L.L.C. and, therefore, may also be deemed to be the beneficial owner of the shares of Preferred
               Stock and Common Stock held by Catterton Partners V, L.P. and
               Catterton Partners V Offshore, L.P. Catterton Partners V
               Management Company, L.L.C. is the manager of Catterton Coinvest
               I, L.L.C. and, therefore, may be deemed to be the beneficial owner of the shares of Preferred Stock and Common Stock held by
               Catterton Coinvest I, L.L.C. The address for Catterton Partners is 7 Greenwich Office Park, 599 West Putnam Avenue, Suite 200,
               Greenwich, Connecticut 06830.

     11.  Disclose whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. For all selling stockholders that are broker-dealers, disclose that they are
          "underwriters" within the meaning of the Securities Act of 1933. You should revise the Plan of Distribution to state the names of the selling stockholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

               In response to the Staff's comment, the selling stockholders have informed the Company that they are neither registered
               broker-dealers nor affiliates of broker-dealers. The Company has revised the disclosure accordingly. See page 27 of the marked
               Form S-3.

     12.  For selling stockholders who are affiliates of broker-dealers, disclose, if true, that:

               o    The seller purchased in the ordinary course of business, and

               o    At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

          If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.

               In response to the Staff's comment, the selling stockholders have informed the Company that they are neither registered
               broker-dealers nor affiliates of broker-dealers.

Plan of Distribution, page 21
-----------------------------

     13.  We note disclosure indicating that selling stockholders may sell shares of your common stock short. Please discuss the effect of short-selling on the market price of your common shares.

                                      -10-

                  The Company has revised the S-3 in response to the Staff's comment to discuss the effect of short-selling on the market price of the Company's common shares.

Where You Can Find More Information, page 23
--------------------------------------------

     14.      Please delete your reference to our Chicago regional office as we no longer maintain that office. See Item 101 (e) of Regulation
              S-K.

                  The Company has revised the S-3 in response to the Staff's comment to delete the reference to the Chicago office.

                                    FORM 10-K

Business. page 3
----------------

Intellectual Property. page 14
------------------------------

     15.      We note that you entered into a settlement agreement with Applica
              Incorporated and Applica Consumer Products, Inc. to resolve patent infringement litigation. To the extent the settlement is material, please disclose all material terms of the settlement agreement and file the settlement agreement as a material exhibit. See Item 601 of Regulation S-K

                  In response to the Staff's comment, the Company continues to believe that the settlement agreement with Applica Consumer
                  Products, Inc. to resolve patent infringement litigation is not material to the Company's business, results of operations and financial condition.

Selected Financial Data. page 23
--------------------------------

     16.      Please revise your presentation of selected financial data to balance the presentation of EBITDA and operating cash flows with cash flows from investing and financing' activities. See Question
              12 of the Frequently Asked Questions Regarding the Use of Non-GAAP
              Financial Measures which may be found on our website.

                  We note the Staff's comment regarding the presentation of cash flows from investing and cash flows from financing activities in Selected Financial Data and we will add this disclosure to our Form 10-K/A filing, as set forth on Exhibit A. In
                  addition, we have moved EBITDA below each of cash flows from operations, investing and financing activities, as set forth on Exhibit A.

                                      -11-

Management's Discussion and Analysis. . . . page 25
---------------------------------------------------

Results of Operations. page 28
------------------------------

     17.    You disclose the business reasons for the change during fiscal 2004 in overall net sales and net sales by segment, the change in gross margin percentage as well as the change within expense line items such as selling, general and administrative expenses. However, when the change between periods is due to more than one reason, you generally do not provide the dollar amounts or other data to quantify the impact of each business reason. In future filings, please revise to quantify the incremental impact of each individual business reason discussed relating to the overall change in the line item in circumstances where there is more than one business reason that caused the change between periods. In periods such as recently where several acquisitions may represent a principal reason for the change, you should consistently quantify in dollars or percent what portion of the change relates to new businesses acquired for each line item affected. See Item 303(a)(3) of Regulation S-K.

                  We note the Staff's comment regarding our Results of
                  Operations as presented in our MD&A and the quantification of each reason listed where more than one reason is provided for a line item changing. In future filings we will provide
                  quantification of the incremental impact of each individual business reason discussed, including the impact of
                  acquisitions.

     18.    Please discuss the implications of general economic and industry conditions on your results of operations, liquidity and capital resources. Disclose any known trends or uncertainties in the economy and industries in which you conduct business that are reasonably likely to have a material effect on your financial condition or results or operations. Please see Securities Act Interpretative
            Release 33-8350 dated December 29, 2003 for further guidance.

                  In response to the staff's comment, we have added additional disclosure regarding known trends and uncertainties in the economy and industries where we conduct business that are
                  reasonably likely to have a material effect on our financial condition or results of operations, as set forth on Exhibit B.

     19.    Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.

                  In response to the Staff's comment, in both our Form 10-K/A filing, as set forth on Exhibit C, and in future filings, we will provide for each period presented in our Results of
                  Operations section of MD&A a table

                                      -12-

                  presenting the amount or percentage of total revenue
                  contributed by class of similar products or services.

Financial Condition, Liquidity and Capital Resources, page 30
-------------------------------------------------------------

Cash and Financing Availability, page 36
----------------------------------------

     20.      You disclose that you have evaluated and take into account the AHI acquisition and its related financing in January 2005 and believe you can fund cash requirements for the foreseeable future.
              Supplementally please tell us what you mean by the phrase" the foreseeable future." Supplementally please provide in tabular format a summary of the additional cash requirements you are now required to fund as a result of the contractual obligations and commercial commitments accruing from the acquisition of AHI.

                  In response to the Staff's comment, please note the following:
                  By foreseeable future we mean that we have prepared a
                  detailed, "bottom-up" budget for Jarden Corporation for 2005 and we have also prepared a 5 year strategic plan from a "top down" perspective. Based on the results of that planning, we can comfortably define the foreseeable future as being at
                  least 12 months and up to 5 years. We believe this a
                  reasonable approach to planning and ensuring cash requirements are met.

                  For your reference, below is a chart detailing AHI's
                  contractual obligations and commercial obligations which we assumed in conjunction with the acquisition. This same
                  information was included in their audited financial statements as filed in the Form 8-K/A.

                                                                      PAYMENTS DUE BY PERIOD
                                                      (in  millions)
                                                   Total       <1 yr      1-3 yrs     3-5 yrs      >5 yrs
                                                  ------      -------     -------     -------     ---------
LT debt, excluding scheduled interest payments
    Japan term loan                               $  6.8        6.8
    All other foreign borrowings                  $  4.5        4.5
Operating leases                                  $ 66.5       16.7         20.2        13.1        16.5
Pension and OPEB obligations (1)                  $ 86.1        3.6         17.0        15.6        49.9
Other non-current obligations                     $  0.4        0.4
                                                  --------------------------------------------------------
                                                  $164.3     $ 32.0       $ 37.2      $ 28.7      $ 66.4
                                                  ========================================================

(1) - AHI funds its benefit plans in amounts consistent with applicable laws and regulations. Expected contributions for domestic and foreign plans are shown in the table above. The contribution for the period '> 5 years' represents the estimated present value of those contributions made during that period.

Commercial commitments, shown below, are items that we could be obligated to pay in the future and are not included in the table above.

* - AHI, in its normal course of business, enters into standard vendor agreements with its suppliers and provides purchase orders to vendors in accordance with this business relationship. Those purchase order commitments are not included in the table above.

* - AHI is involved in various litigation and environmental matters in the ordinary course of business. The Company believes that these matters have been adequately reserved and are not included in the table above.

                                      -13-

                  Additionally, in conjunction with the AHI acquisition we
                  entered into new senior debt and repaid our old senior debt.
                  Accordingly, Jarden's long-term debt, including scheduled
                  interest payments line would be revised to reflect the
                  following:

------------------------------------------
CONTRACTUAL OBLIGATIONS                                    PAYMENTS DUE BY PERIOD (MILLIONS OF DOLLARS)
------------------------------------------              ----------------------------------------------------
                                                        LESS THAN                                AFTER 5
                                            TOTAL         1 YEAR     1-3 YEARS    3-5 YEARS       YEARS
                                            -----         ------     ---------    ---------       -----

Long-term debt, including scheduled         $1,422.1       $ 66.6      $ 131.4      $128.9       $1,095.2
  interest payments

Contractual Obligations and Commercial Commitments, page 37
-----------------------------------------------------------

     21.      We note your disclosure in the table of amounts relating to other non-current liabilities. Supplementally please tell us if you have reflected in this line item your cash requirements relating to anticipated post retirement obligations and material management compensation agreements that may require cash for the periods presented.

                  In response to the Staff's comment, the other non-current
                  liabilities line in the table of contractual obligations and commercial commitments (the "Table") does not include cash requirements relating to anticipated post retirement
                  obligations (either pension or post retirement obligations) or material compensation agreements that may require cash for the periods presented. We will include in our Form 10-K/A filing, as set forth on Exhibit D, and we will also include in future filings the estimated amounts of anticipated pension and
                  postretirement benefit payments for the periods presented in the Table. Such amounts have been derived from the amounts that are presently disclosed in footnote 10, Retirement and
                  Other Employee Benefit Plans of our Form 10-K. We will also now include in the Table in our Form 10-K/A, as also set forth on Exhibit D, a new line titled "Executive management
                  compensation agreements" that includes the non-performance based cash requirements under our executive officers'
                  employment agreements for the periods presented. We do not have any other written management compensation agreements that we consider to be material. As of December 31, 2004 we also had amounts accrued for incentive compensation bonuses to
                  employees and management. Such amounts are included in Accrued
                  Salaries, Wages and Employee Benefits on our consolidated
                  balance sheet. We will not include such amounts in the Table in our Form 10-K/A as they represent, and have been accounted for, as current liabilities.

                                      -14-

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Income, page 48
------------------------------------------

     22.      Please be aware that it is not appropriate to present a separate line item for compensation that is based solely on the form of compensation, such as restricted stock. Please revise your income statement to include the charges associated with restricted stock in the appropriate expense line classification. You may disclose either on the face of the income statement or in a note the amount of non-cash compensation expense included in each line item on the income statement.

                  We note the Staff's comment regarding our presentation of
                  restricted stock charges as a separate line item in our
                  consolidated statements of income. We will revise our
                  presentation in our Form 10-K/A filing, as set forth on
                  Exhibit E1, to include these charges in the Selling, General and Administrative Expenses line of our consolidated
                  statements of income with a disclosure of the amounts on the face of the consolidated statements of income. We have also revised the presentation in our Selected Financial Data and updated the discussion in our Results of Operations in MD&A to conform with this change, as set forth on Exhibit A and
                  Exhibit E2, respectively.

     23.      Please present interest income and interest expense in separate line items or disclose in a footnote for each period presented the amounts of interest income and interest expense that reconciles to the interest expense, net line item. See paragraphs 7 and 9 of
              Rule 5-03 of Regulation S-X.

                  We note the Staff's comment regarding presenting on separate line items or presenting separately in a footnote the
                  respective amounts for both interest income and interest
                  expense. We had previously presented these two item on a net basis as the amount of interest income we have received in all the years presented was not material (less than $1 million in all three years presented). However, in response to the
                  Staff's comment we will now update Footnote 8 Debt and
                  Interest in our Form 10-K/A to disclose separately the amount of interest income received in the three years presented, as set forth as Exhibit F.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Significant Accounting Policies
----------------------------------------

     24.      Refer to your disclosure of the classification of distribution costs. Please tell us and revise your disclosure to include in a footnote the types of the other amounts included in the cost of sales line item and the types of amounts included in the selling, general and administrative expenses line item.

                                      -15-

                  We note the Staff's comment regarding our classification of distribution costs and what other costs are included in both cost of sales and selling, general and administrative
                  expenses. Our cost of sales consists of direct costs of the various inventory (raw material and finished goods) we
                  procure, manufacturing costs and warehouse and distribution costs. We had separately disclosed our classification of
                  distribution costs in cost of sales to be clear that they were not included in selling, general and administrative expenses due to the guidance in EITF 00-10 regarding classification of such costs and the fact that classification of these costs differs between companies. Our selling, general and
                  administrative expenses consist of typical selling and
                  corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, advertising, office rent, insurance, legal, finance, audit and travel. Advertising costs are one of the most significant
                  components and given that we have already included disclosure about our accounting for advertising costs we will also
                  include in our Form 10-K/A a statement to note that these
                  costs are included in our selling, general and administrative expenses, as set forth on Exhibit G.

     25.    Supplementally please tell us if you pay slotting fees, engage in cooperative advertising, have buy-down programs, or make other payments or provide other promotions to resellers. If so, please tell us and revise your disclosure to include your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this arrangement meets the requirements of EITF 01-9. Please also discuss in Management
            Discussion and Analysis any significant estimates resulting from these arrangements.

                  In response to the Staff's comment, we do pay slotting fees
                  (which we also sometimes refer to as space programs), engage in cooperative advertising, partake in buy-down programs
                  (which we also refer to as markdowns) and make other payments or provide other promotions to resellers (which we refer to by various names such as volume incentive rebates, trade
                  discounts, cash discounts, end cap allowances, advertising allowances, new store discounts, new store allowances, buy back programs and billbacks).

                  We record all of these items as a reduction to sales with the exception of certain cooperative advertising expenses which have been included in SG&A. Such cooperative advertising
                  expenses totaled approximately $6.3 million, $5.8 million and
                  $5.4 million in 2004, 2003 and 2002, respectively.

                                      -16-

                  We believe that the cooperative advertising which is included in SG&A meets the requirements of EITF 01-9 as it is meets
                  BOTH condition (a) and (b) of Paragraph 9.

                  In respect of condition (a) the cooperative advertising funds are used to purchase advertising space within our customer's regular weekly, monthly, quarterly, or annual circulars. Each time an advertisement of our product is placed in our
                  customer's circular, we require (prior to payment for this service) that the customer send to us (the vendor) a copy of the advertisement as proof that we received an "identifiable benefit" in the form of a service that we could have
                  alternatively and independently purchased from other sources such as our advertising agency prior to payment to the vendor.

                  In respect of condition (b) we are able to reasonably estimate the fair value of the derived benefits of the advertising
                  purchased through the use of cooperative funds and as such, have identified that the consideration paid for the benefits that we receive in the form of national advertising is under the estimated fair value of the benefit received. The two
                  primary parameters we used for establishing a fair benchmark were (1) cost and (2) circulation of the derived benefit (the print advertisement). We performed calculations that compared the cost of one time insertions for a print campaign in a
                  national newspaper insert to a one time run in a customer's circular which is distributed on a national basis. Our results proved that the actual cost incurred per circular was below that which we would be able to obtain for approximately the same amount of print coverage through a vendor other than our customer. Therefore, we had received a tangible benefit in the form of an advertisement from our customers that was at fair market value.

                  We will revise our disclosure in our Form 10-K/A by adding a new paragraph titled Sales Incentives and Trade Promotion
                  Allowances in our Significant Accounting Policies Footnote, as
                  set forth as Exhibit H. Such paragraph discusses the types of arrangements that we enter into and the fact that they are all treated as a deduction to net sales with the exception of the cooperative advertising amounts discussed above. The
                  disclosure includes a discussion of the dollar amount of
                  cooperative advertising that is included within SG&A. We have also included a new paragraph titled Promotion and Rebate
                  Accruals in our Critical Accounting Policies disclosure in our
                  MD&A which we believe is responsive to your request to discuss significant estimates resulting from these arrangements, as set forth as Exhibit I.

                                      -17-

Revenue Recognition. page 53
----------------------------

     26.      You disclose that revenue is recognized when title transfers which, in most cases, occurs at the time when products are shipped to customers. Supplementally please tell us and expand your disclosure in future filings to clarify how your accounting policy for revenue recognition on product sales complies with the requirements of SAB Topic 13A.3 - . Delivery and Performance. If
              your shipping terms determine risk of loss during shipment and/or title transfer, please explain them to us and disclose such terms in future filings.

                  We note the Staff's question regarding revenue recognition. We recognize revenue at the time of product shipment or delivery, depending on when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales
                  agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. In situations where our
                  shipping terms with certain customers are FOB Destination we have procedures in place in each reporting period to adjust our net sales to reflect the shipping terms. As a result of these procedures we ensure that our revenue recognition
                  policies comply with the requirements of SAB Topic 13A.3. Also we do sell an immaterial amount (0.6% of our total net
                  revenues in 2004) of consignment sales each year (principally to QVC) where there is a significant right of return. Revenue on these sales is recognized upon sale by those resellers to the end user.

                  We will expand our disclosure in both the Revenue Recognition paragraph of our Significant Accounting Policies and the
                  Critical Accounting Policies in MD&A in our Form 10-K/A as per
                  your request, as set forth on Exhibit J.

Depreciation. page 54
---------------------

     27.      We note your disclosure in Note 12 that you lease certain assets.
              Supplementally please tell us and disclose in future filings the useful life used to calculate amortization of leasehold
              improvements. Please also tell us your basis if you include any option years in your determination of the useful life of these assets.

                  We note the Staff's comment regarding the fact that we lease certain assets (mainly warehouse and office space) and
                  although we do have a relatively significant amount of annual lease expense our capitalized leasehold improvements are
                  immaterial (less than $2 million net book value as of
                  12/31/04). All of our leasehold improvements are being
                  amortized over the life of the lease (with no consideration given to option years) with the exception of one property
                  where the original cost of the leasehold improvements was less than 0.5% of our total net fixed assets as of December 31,
                  2004. In that case costs are being amortized over the renewal period on the lease given that there is a penalty clause for failure

                                      -18-

                  by the landlord to renew the lease which is sufficient to make renewal of the lease reasonably assured at its inception. In future filings we will disclose our accounting policy for
                  leasehold improvements.

Note 2 - Adoption of New Accounting Pronouncements pages 55-57
--------------------------------------------------------------

     28.      Please tell us and provide SAB 74 disclosure for FIN 46 and FIN 46R.

                  In response to the Staff's comment, please note the following:
                  The adoption of both FIN 46 and FIN46R was not material to the
                  Company. We will provide SAB 74 disclosure to this effect in our Form 10-K/A in both MD&A and Footnote 2 Adoption of New
                  Accounting Pronouncements in the Financial Statements, as set
                  forth on Exhibit K.

Note 7 - Intangibles. page 64
-----------------------------

     29.      We note your disclosure of the allocation of cost to intangible assets such as trademarks acquired during fiscals 2003 and 2004.
              Supplementally please explain to us your basis and the reason why you did not allocate a portion of the excess purchase price of any of the acquisitions to other identifiable intangible assets, other than goodwill, such as, contracts and customer lists. Refer to paragraphs A14 to A28 of SFAS 141.

                  In response to the Staff's comment, please note the following:
                  Note 7 - Intangibles describes the allocation of our purchase price to the fair value of the assets and liabilities acquired in the Diamond Acquisition, the Lehigh Acquisition and the
                  USPC Acquisition. As a consumer products company, in general, our customer relationships are not contractual and are not separable. This is because such relationships are
                  purchase-order based and we do not retain any information
                  about the customers which we can sell to others. This fact pattern applies to the customers of USPC, Diamond and Lehigh and accordingly we did not allocate any portion of the
                  respective purchase prices to customer related intangibles.
                  The products distributed by our businesses, including the
                  products distributed by Diamond (such as matches and
                  toothpicks), Lehigh (such as rope, cord and twine) and USPC
                  (such as playing cards) are not based on proprietary
                  technology, trade secrets or patents and are considered
                  everyday products. For USPC and Diamond, the brand names are recognizable to consumers and, accordingly, sell through to such consumers from our customers. Accordingly, our customers continue to order product from us. For all three acquired
                  businesses, the strength of their reputation (e.g. their trade names) in the retail trade also factored into the value of the businesses. Management's ability to purchase and manufacture products for sale at these businesses led to strong margins and the ability to continue to price products attractively for the customers. After considerable examination of the potential intangible assets acquired

                                      -19-

                  and, in the case of Diamond and Lehigh, independent FAS 141 appraisals, we concluded that the primary intangible assets acquired were trademarks and tradenames and allocated the
                  purchase prices accordingly.

Note 8 - Debt and Interest. pages 64 -67
----------------------------------------

     30.    Supplementally please tell us and revise your disclosure in future filings to indicate if you are in compliance with all covenants and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions. Refer to Rule 4-08( c) of
            Regulation S-X.

                  In response to the Staff's comment, the Company was in
                  compliance as of the date of the filing of its Form 10-K and continues to be in compliance with, all covenants contained in each of our Credit Agreement dated January 24, 2005 (the
                  "Credit Agreement") and our Indenture in respect of our 9 3/4%
                  Senior Subordinated Notes (the "Indenture"). The Company was
                  also in compliance as of December 31, 2004 with all covenants contained in our Indenture and the Second Amended and Restated
                  Credit Agreement that was in effect as of that date. Each of our Credit Agreement and Indenture contain cross-default
                  provisions pursuant to which a default in respect of certain of our other indebtedness could trigger a default by the
                  Company under the Credit Agreement and the Indenture. If the
                  Company defaults under the covenants (including the
                  cross-default provisions) our lenders could foreclose on their security interest in our assets, which would have a material adverse effect on our business, results of operations and
                  financial condition. We advise the Staff that our future
                  filings will include disclosure regarding covenant compliance and the related repercussions of non-compliance as well as any applicable disclosure required by Rule 4-08(c) of Regulation
                  S-X.

     31.    You disclose on page 65 that your Amended Credit Agreement as of
            December 31, 2004 included certain debt covenants that include restrictions on dividends and certain transactions with affiliates.
            Supplementally please tell us and revise your disclosure in future filings to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1) of Regulation S-X.
            Also, please tell us if there are specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25%
            threshold. If the restricted assets exceed the 25% threshold, revise your financial statements to include the disclosure required by Rule
            4-08(e)(3) of Regulation S-X and Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.

                  In response to the Staff's comment, please note the following:

                                      -20-

                  The Company's Amended Credit Agreement as of December 31, 2004
                  contained a covenant which restricted the Company and its
                  subsidiaries from making certain "restricted payments" (any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other equity interest of the Company or any subsidiary), except
                  that:

                      o   each guarantor may make restricted payments to the
                          Company and to other guarantors and each subsidiary
                          that is not a guarantor may make restricted payments
                          to other subsidiaries and the Company;

                      o   the Company and each subsidiary may declare and make
                          dividend payments or other distributions payable
                          solely in the common stock of such person; and

                      o   the Company may repurchase shares of its own stock
                          (provided certain conditions are met).

                  We note that the Amended Credit Agreement was terminated on
                  January 24, 2005 and replaced with a new Credit Agreement, as of the same date (the "New Credit Agreement").

                  The Company will revise its disclosure in future filings to include the specific nature of the restrictions on dividends by the Company that are required by Rule 4-08(e)(1) of
                  Regulation S-X.

                  We also supplementally advise the Staff that each of the New
                  Credit Agreement, our Indenture and the respective
                  Certificates of Designation for our Series B and C Preferred
                  Stock contain restrictions on the payment of dividends, as set forth below.

                  The New Credit Agreement contains a covenant which restricts the Company and its subsidiaries from making certain
                  "restricted payments" (any dividend or other distribution
                  (whether in cash, securities or other property) with respect to any stock or stock equivalents of the Company or any
                  subsidiary), except that:

                      o   each guarantor may make restricted payments to the
                          Company and to other guarantors and each subsidiary
                          that is not a guarantor may make restricted payments
                          to other subsidiaries and the Company;

                      o   the Company and each subsidiary may declare and make
                          dividend payments or other distributions payable
                          solely in the stock of such person;

                      o   the Company may pay dividends in respect of the
                          Company's preferred stock paid in kind and not in
                          cash;

                                      -21-

                      o   from and after December 1, 2009, the Company may
                          declare and make cash dividend payments or other
                          distributions to the holders of the then outstanding
                          shares of preferred stock in accordance with the terms
                          of the applicable certificate of designations
                          (provided certain conditions are met);

                      o   the Company may repurchase shares of its own stock
                          (provided certain conditions are met);

                      o   from and after January 24, 2009, the Company may
                          repurchase or redeem shares of its preferred stock;
                          and

                      o   the Company may make restricted payments during any
                          fiscal year not otherwise permitted pursuant to the
                          clauses above in an aggregate amount not to exceed the
                          available repurchase amount, provided that certain
                          applicable thresholds are met.

                  The Indenture contains a covenant which restricts the Company and its restricted subsidiaries from declaring or paying any dividends or making any other payment or distribution of the
                  Company's or any restricted subsidiaries equity interests or to the holders of the Company's or any restricted subsidiaries equity interest in their capacity as such (other than
                  distributions payable in equity interests of the Company or to the Company or a restricted subsidiary of the Company), unless specified thresholds are met.

                  The respective Certificates of Designation for the Series B and C Preferred Stock each prohibit the Company from taking certain actions, including the payment of dividends in excess of certain financial ratios.

                  We respectfully advise the Staff, that the Company
                  historically has not paid any dividends, and does not expect to pay cash dividends on its common stock in the foreseeable future, as stated in Item 5 of the Company's Form 10-K.

                  We advise the Staff that there are no specific restrictions on any transfer of assets of the Company's subsidiaries to the
                  Company in the form of loans, advances or cash dividends
                  without the consent of a third party.

Controls and Procedures. page 79
--------------------------------

     32.      We note that you have excluded from the evaluation of internal controls the impact of the recent acquisition of Bicycle Holding,
              Inc. and its subsidiary United States Playing Card Company. Please disclose any changes that have resulted from the acquisitions or, alternatively, confirm to us that no change has occurred within the scope of Item 308(c).

                  In response to the Staff's comment, we confirm that no change has occurred within the scope of Item 308(c) as a result of the acquisition of

                                      -22-

                  Bicycle Holding, Inc. and its subsidiary United States Playing
                  Card Company.

Exhibits, Financial Statement Schedules and Reports on Form 8-K
---------------------------------------------------------------

Schedule II - Valuation and Qualifying Accounts and Reserves. page 94
---------------------------------------------------------------------

     33.      Supplementally please tell us and revise your disclosure in future filings to include amounts for sales returns and allowances for all periods presented. Also, in light of the fact that revenues increased 43% during fiscal 2004 and 60% during fiscal 2003, please explain to us how you factored into your calculations and analysis of sales returns and allowance the impact of significant increases in revenues the past two fiscal years.

                  We note the Staff's question regarding our sales returns and allowances in conjunction with your review of our Schedule II
                  - Valuation and Qualifying Accounts and Reserves ("Schedule
                  II"). All of our sales returns accruals and the majority of our allowances are included as a net to our account receivable balance and as such were already included in Schedule II.
                  Certain of our accrued volume rebates and advertising
                  allowances are included in other current liabilities and are therefore not included in Schedule II. Although you correctly note that sales revenues increased significantly in both
                  fiscal 2004 and 2003, such increases were principally the
                  result of acquisitions of new businesses. Increases in the reserves against accounts receivable as a result of these new acquisitions have been included in the "Other" column on
                  Schedule II. Primarily as a result of these acquisitions the overall reserve against accounts receivable has increased by approximately 132% from December 31, 2002 to December 31,
                  2004, which is well in line with the increases in sales
                  revenues that the Staff notes we have achieved.

Exhibits 31.1 and 31.2
----------------------

     34.      It appears that these certifications do not comply with the requirements of Item 601(b)(31) of Regulation S-K. In particular, the certifications do not include paragraph 4(b), which is required when management provides its report on internal controls over financial reporting. Please amend your Form 10-K to provide the full certification for both the Chief Executive Officer and
              Chief Financial Officer as required by Item 601(b)(31) of
              Regulation S-K. Please be aware that compliance with this comment requires that you refile the Form 10-K in its entirety.

                  The Company has revised the appropriate certifications, which will be exhibits to the Company's Form 10-K/A, as amended in its entirety, to include paragraph 4(b), without qualification thereto.

                                    FORM 8-K

                                      -23-

         Unaudited Pro Forma Condensed Consolidated Financial Statements
         ---------------------------------------------------------------

     35.      Your disclosure suggests that there may be revisions to the preliminary purchase price allocations. Please provide us with a summary of the changes and related reasons.

                  In accordance with FAS 141 and APB 16, we will be refining our preliminary purchase price allocations throughout the year following the date of the acquisitions. However, we do not expect the allocations to change materially when they are
                  finalized. We do not yet know what changes may occur as we are in the process of obtaining independent valuations and
                  performing necessary analyses to properly reflect the fair value and deferred tax effects of the following material
                  items:

                      1.  Certain litigation and environmental obligations

                      2.  Fixed assets

                      3.  Identifiable intangible assets, primarily consisting
                          of trademarks

                      4.  Pension and post retirement obligations

     36.      We note the adjustment relating to goodwill and intangible assets of $297.8 million for the AHI acquisition. Supplementally provide us with a summary of the type and amounts relating to intangible assets and your basis for these allocations. See paragraph A14 to
              A28 of SFAS 141.

                  In response to the Staff's comment, please note the following:
                  Our allocation to goodwill is preliminary as described in our pro formas and in our response to the Staff's comment #35.
                  However, we believe the majority of the intangible adjustment will be to goodwill. We are planning to obtain an independent valuation of the identifiable intangible assets we purchased in conjunction with our acquisition of AHI. We are currently preparing the detailed assumptions and projections related to those assets along with a list of those assets based on how
                  Jarden viewed and valued such assets during the acquisition process. Such assumptions and projections will be provided to the independent appraiser. However, because AHI applied "fresh start" accounting in 2002, we do not expect a materially
                  different result from their book-basis value of identifiable intangibles.

                           PRELIMINARY PROXY STATEMENT

     37. Please revise to comply with the above comments as applicable.

                  The Company has revised the Preliminary Proxy Statement in response to the Staff's comment and has made certain
                  applicable changes referenced in comment numbers 8 and 10 to the Preliminary Proxy Statement.

                                      -24-

                                                                       EXHIBIT A

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------------------
                                            2004            2003            2002           2001            2000
                                          (a) (b)         (c) (d)          (e) (f)         (g)             (h)
                                         ------------    ------------    ------------   ----------      -----------
                                                      (dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:

Net sales ...........................      $ 838,609      $ 587,657      $ 367,104      $ 304,276       $ 356,123
Costs and expenses:
     Cost of sales ..................        563,210        374,614        223,663        237,357         280,671
     Selling, general and
      administrative expenses
      (including restricted stock
      charges of $32,415 and $21,833
      in 2004 and 2003, respectively)        179,316        141,593         78,332         47,829          49,686
     Goodwill amortization ..........             --             --             --          5,153           6,404
     Special charges and
      reorganization expenses (i)  ..             --             --             --          4,978             380
     Loss on divestiture of assets
      and product lines .............             --             --             --        122,887              --
                                           ---------      ---------      ---------      ---------       ---------
Operating earnings (loss) ...........         96,083         71,450         65,109       (113,928)         18,982
Interest expense, net ...............         27,608         19,184         12,611         11,791          11,917
Income tax provision (benefit) ......         26,041         20,488         16,189        (40,443)          2,402
Minority interest in gain (loss) of
   consolidated subsidiary ..........           --             --             --              153            (259)
                                           ---------      ---------      ---------      ---------       ---------
Net income (loss) ...................      $  42,434      $  31,778      $  36,309      $ (85,429)      $   4,922
                                           =========      =========      =========      =========       =========

Basic earnings (loss) per share .....      $    1.55      $    1.40      $    1.74      $   (4.47)      $    0.26
Diluted earnings (loss) per share ...      $    1.49           1.35      $    1.68      $   (4.47)      $    0.26

                                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------
                                          2004            2003            2002             2001             2000
                                        (a) (b)         (c) (d)          (e) (f)           (g)              (h)
                                       ------------    ------------    ------------    -------------    -------------
                                                                  (dollars in thousands)
OTHER FINANCIAL DATA:
Cash flows from operations (k)....       $ 70,415        $ 73,821        $ 71,013         $ 39,857         $ 19,144
Cash flows provided by (used in)
   financing activities...........         98,066         284,796         111,547         (52,237)         (12,968)
Cash flows provided by (used in)
   investing activities...........      (273,216)       (289,996)       (132,157)           15,453         (20,267)
Depreciation and amortization.....         19,175          15,045          10,001           18,797           21,311

EBITDA (j)........................        115,258          86,495          75,110          (95,284)          40,552
Capital expenditures..............         10,761          12,822           9,277            9,707           13,637

BALANCE SHEET DATA:
Cash and cash equivalents.........     $   20,665      $  125,400        $ 56,779         $  6,376         $  3,303
Working capital (m)...............        181,371         242,039         101,557            8,035           22,975
Total assets......................      1,042,381         759,674         366,765          162,234          310,429
Total debt........................        487,451         387,382         216,955           84,875          137,060
Total stockholders' equity........        333,951         249,905          76,764           35,129          118,221

                                      -25-

                                                                       EXHIBIT B

         THE FOLLOWING STATEMENTS HAVE BEEN PLACED THROUGHOUT THE COMPANY'S MD&A
AS INDICATED:

Acquisition Activities
----------------------

         The current mergers and acquisitions market conditions reflect rising ratios of purchase prices to earnings. This market trend could adversely affect our ability to identify and purchase businesses at an attractive price in the future.

Results of Operations - Comparing 2004 to 2003
----------------------------------------------

         For our recently acquired playing card brands, the current consumer market excitement surrounding poker has boosted sales in our branded consumables segment during 2004.

         More competition in the market for home vacuum packaging machines has put pressure on our margins in the consumer solutions segment during 2004.

         Our gross margin during 2004 has been negatively affected during 2004 by rising market prices for commodities, including steel and resin.

Financial Condition, Liquidity and Capital Resources - 2002 Activity
--------------------------------------------------------------------

         We believe our interest rate hedges appropriately moderate any material interest rate risk associated with our floating rate debt. Additionally, our leverage ratio, which we believe is low, in general, helps protect us from material affects of interest rate market trends.

Cash Flows from Operations
--------------------------

         Recently, resin and steel market pricing has been increasing and negatively affecting the gross margin of our businesses. Continued increase will continue to affect our earnings, and thereby our cash flow from operations.
Although our businesses are generally non-cyclical, because our products are primarily consumer products, market trends for consumers could reasonably be expected to affect our sales level and thereby affect our cash flows.

Cash and Financing Activity
---------------------------

         Our ability to access both debt and equity capital markets and to obtain attractive rates of return on our invested capital is dependent on the capital market conditions in general. For example, rising interest rates could increase our interest expense. Additionally, stock market devaluation in general could devalue our publicly traded common stock and thereby make it more difficult to attract equity investors.

                                      -26-

                                                                       EXHIBIT C

RESULTS OF OPERATIONS - COMPARING 2004 TO 2003

                                                      YEAR ENDED DECEMBER 31,
                                                   ----------------------------
(in millions)                                         2004              2003
                                                   ------------       ---------

Kitchen products (1) ...........................    $ 205.8         $  194.4
Home improvement products (2)...................      138.1             41.0
Playing cards products (3)......................       80.5                -
Other specialty products (1)(2)(3)..............       48.7             22.5
                                                   ----------       -----------
   Total branded consumables (1)(2)(3)..........      473.1            257.9
   Consumer solutions (4).......................      222.2            216.1
   Plastic consumables (5)......................      128.1            109.1
   Other........................................       67.5             42.8
   Intercompany (6).............................      (52.3)           (38.2)
                                                   ----------       -----------
           Total net sales......................    $ 838.6          $ 587.7
                                                   ==========       ===========

(1) The Diamond Brands wood manufacturing operation and branded product distribution business is included in the branded consumables segment effective
February 1, 2003.

(2) The Lehigh business is included in the branded consumables segment effective
September 2, 2003.

(3) The USPC business is included in the branded consumables segment effective
June 28, 2004.

(4) The consumer solutions segment was created upon the purchase of Tilia, effective April 1, 2002.

(5) The Diamond Brands plastic manufacturing operation is included in the plastic consumables segment effective February 1, 2003.

(6) Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.

RESULTS OF OPERATIONS - COMPARING 2003 TO 2002

                                                       YEAR ENDED DECEMBER 31,
                                                   -----------------------------
(in millions)                                          2003             2002
                                                   ------------      -----------
Kitchen products (1) ...........................     $  194.4         $  109.1
Home improvement products (2)...................         41.0                -
Other specialty products (1)(2).................         22.5              2.1
                                                   ------------      -----------
   Total branded consumables (1)(2).............        257.9            111.2
   Consumer solutions (3).......................        216.1            145.3
   Plastic consumables (4)......................        109.1             70.6
   Other........................................         42.8             41.0
   Intercompany (5).............................        (38.2)            (1.0)
                                                   ------------      -----------
           Total net sales......................     $  587.7         $  367.1
                                                   ============      ===========

(1) The Diamond Brands wood manufacturing operation and branded product distribution business is included in the branded consumables segment effective
February 1, 2003.

(2) The Lehigh business is included in the branded consumables segment effective
September 2, 2003.

(3) The consumer solutions segment was created upon the purchase of Tilia, effective April 1, 2002.

(4) The Diamond Brands plastic manufacturing operation is included in the plastic consumables segment effective February 1, 2003.

(5) Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.

                                      -27-

                                                                       EXHIBIT D

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      The following table includes aggregate information about our contractual obligations as of December 31, 2004 and the periods in which payments are due.
Certain of these amounts are not required to be included in our consolidated balance sheet:

---------------------------------------------
CONTRACTUAL OBLIGATIONS                                              PAYMENTS DUE BY PERIOD (MILLIONS OF DOLLARS)
---------------------------------------------                 ------------------------------------------------------------
                                                               LESS THAN 1
                                                  TOTAL           YEAR         1-3 YEARS      3-5 YEARS     AFTER 5 YEARS
                                                  -----        -----------     ---------      ---------     -------------

Long-term debt, including scheduled
  interest payments (1)                              $ 631.3        $  45.1        $ 211.0         $ 159.1       $  216.1
Operating leases.....................                   19.9            6.7            7.4             2.2            3.6
Unconditional purchase obligations...                    4.3            4.3              -               -              -
Pension and post retirement obligations                 36.5            3.1            6.5             7.1           19.8
Executive management compensation agreements             5.1            2.1            3.0               -              -
Other non-current obligations........                    0.2            0.1            0.1               -              -
                                              --------------- -------------- -------------- --------------- --------------
Total.                                               $ 697.3        $  61.4        $ 228.0         $ 168.4       $  239.5
                                              =============== ============== ============== =============== ==============

(1)      The debt amounts are based on the principal payments that will be due upon their maturity as well as scheduled interest payments. Interest payments on our variable debt have been calculated based on their scheduled payment dates and using the weighted average interest rate on our variable debt as of December 31, 2004. Interest payments on our fixed rate debt are calculated based on their scheduled payment dates.
         The debt amounts exclude approximately $3.2 million of non-debt balances arising from the interest rate swap transactions described in
         Item 8. Note 15. Financial Statements and Supplementary Data.

                                      -28-

                                                                      EXHIBIT E1

                                            JARDEN CORPORATION
                                    CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       YEAR ENDED DECEMBER 31,
                                               --------------------------------------
                                                  2004          2003          2002
                                               ----------    -----------   ----------
Net sales ..................................    $838,609      $587,657      $367,104
Costs and expenses:
   Cost of sales ...........................     563,210       374,614       223,663
   Selling, general and administrative
expenses (including restricted stock charges
of $32,415 and $21,833 in 2004 and 2003,
respectively) ..............................     179,316       141,593        78,332
                                                --------      --------      --------
Operating earnings .........................      96,083        71,450        65,109
Interest expense, net ......................      27,608        19,184        12,611
                                                --------      --------      --------
Income before taxes ........................      68,475        52,266        52,498
Income tax provision .......................      26,041        20,488        16,189
                                                --------      --------      --------
Net income .................................    $ 42,434      $ 31,778      $ 36,309
                                                ========      ========      ========

Basic earnings per share ...................    $   1.55      $   1.40      $   1.74
Diluted earnings per share .................    $   1.49      $   1.35      $   1.68

Weighted average shares outstanding:
    Basic ..................................      27,353        22,663        20,910
    Diluted ................................      28,455        23,531        21,588

                                      -29-

                                                                      EXHIBIT E2

RESULTS OF OPERATIONS - COMPARING 2004 TO 2003

         Selling, general and administrative expenses decreased as a percentage of net sales from 24.1% in 2003 to 21.4% in 2004. During the fourth quarters of
2004 and 2003, we recorded non-cash restricted stock charges of approximately
$32.4 million and $21.8 million, respectively, relating to the lapsing of restrictions over restricted stock issuances to certain executive officers. The decrease in percentage terms of our selling, general and administrative expenses was principally due to the inclusion of the acquisitions completed during 2003 and 2004 which have relatively lower selling, general and administrative expenses as a percentage of net sales and also due to spending not increasing at the same rate as organic growth. The increase in dollar terms, from $141.6 million in 2003 to $179.3 million in 2004, was principally the result of a larger non-cash restricted stock charge in 2004, the acquisitions completed during 2003 and 2004, higher sales and marketing expenses in our branded consumables segment and higher validation costs incurred for new business development projects and higher employee compensation costs in our plastic consumables segment, partially offset by lower media spending, lower legal costs and lower employee compensation costs in the consumer solutions segment.

RESULTS OF OPERATIONS - COMPARING 2003 TO 2002

      Selling, general and administrative expenses increased to $141.6 million in 2003 from $78.3 million in 2002, or, as a percentage of net sales, increased to 24.1% in 2003 from 21.3% in 2002. The increase in dollar terms was principally due to a non-cash restricted stock charge of approximately $21.8 million relating to the lapsing of restrictions over restricted stock issuances to certain officers that was recorded in the fourth quarter of 2003 and the result of the acquisitions completed during 2003 and 2002. Also, the selling, general and administrative expenses increased, in part, due to higher marketing expenditures and legal costs. The increase in percentage terms was principally due to the non-cash restricted stock charge. Absent this charge, there would have been a decrease in percentage terms which was principally due to the addition of the Diamond Brands and Lehigh product lines, which have relatively lower selling, general and administrative expenses as a percentage of net sales compared to those of our consumer solutions segment.

                                      -30-

                                                                       EXHIBIT F

         Interest Income earned by the Company for the years ended December 31,
2004, 2003 and 2002 was $0.7 million, $0.5 million and $1.0 million, respectively.

                                      -31-

                                                                       EXHIBIT G

Prepaid Media and Advertising Costs

         Direct advertising costs (primarily media expenses) related to infomercial sales are recorded as prepaid assets when paid in advance. The expense is recognized when the infomercial is aired. All production expenses related to the infomercials are expensed upon the first showing of the infomercial. The Company's other advertising costs, consisting primarily of ad demo and cooperative advertising, media placement and promotions are expensed as incurred. The Company incurred advertising costs, which are all included in
Selling, General and Administrative Expenses in the Consolidated Statements of
Income, in the approximate amounts of $24.0 million, $25.9 million and $17.8 million for the years 2004, 2003 and 2002, respectively. Amounts of $0.4 million and $0.5 million were included in the Company's Prepaid Expenses and Other
Current Assets in the Consolidated Balance Sheet as of December 31, 2004 and
2003, respectively.

                                      -32-

                                                                       EXHIBIT H

Sales incentives and trade promotion activities

         In certain situations, the Company pays slotting fees and other promotional payments and engages in cooperative advertising, buy-down programs and other promotions to resellers of its consumer products. In general the cost of these promotion activities that are provided to customers is classified as a reduction to net sales. The cooperative advertising costs that the Company incurs and which meet the requirements of Emerging Issues Task Force 01-9,
Accounting for Consideration Given by a Vendor to a Customer (including a
Reseller of the Vendor's Products), are included in Selling, General and
Administrative Expenses in the Consolidated Statements of Income. Such amounts were approximately $6.3 million, $5.8 million and $5.4 million for the years
2004, 2003 and 2002, respectively.

                                      -33-

                                                                       EXHIBIT I

Promotion and rebate accruals

         Among those factors affecting our accruals for promotions are estimates of the number of activities within promotional programs between us and our trade customers. Certain of our rebate accruals are based on estimates of the quantity of products that our customers have sold to their consumers. Estimates of trade promotion liabilities for promotional program costs incurred, but unpaid, are generally based on estimates of the quantity of customer sales, timing of promotional activities and forecasted costs for activities within the promotional programs. Settlement of these liabilities sometimes occurs in periods subsequent to the date of the promotion activity. Trade promotion programs include introductory marketing funds such as slotting fees, cooperative advertising and other activities conducted by our customers to promote our products.

                                      -34-

                                                                       EXHIBIT J

Critical Accounting Policies - MD&A Insert
------------------------------------------

Revenue recognition and allowances for product returns

         We recognize revenue at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. We allow customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Our revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. We estimate future product returns based upon historical return rates and our judgment. If these estimates do not properly reflect future returns, they could be revised.

Financial Statements Insert
---------------------------

Revenue Recognition

         The Company recognizes revenue at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. The Company allows customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company estimates future product returns based upon historical return rates and its judgment.

                                      -35-

                                                                       EXHIBIT K

MD&A Insert
-----------

         In December 2003, the FASB issued FASB Interpretation No. 46 (Revised
December 2003) ("FIN 46R"), Consolidation of Variable Interest Entities, an
Interpretation of ARB 51. FIN 46R addresses the consolidation by business enterprises of variable interest entities. FIN 46 defines the concept of
"variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. It also requires the deconsolidation of consolidated variable interest entities in certain circumstances if it is determined that the consolidating equity holder is not the primary beneficiary. The Company has completed an evaluation of all of its variable interests and has determined that it does not have any interests in variable interests, as defined by FIN46R.

Financial Statements Insert
---------------------------

         In December 2003, the FASB issued FASB Interpretation No. 46 (Revised
December 2003) ("FIN 46R"), Consolidation of Variable Interest Entities, an
Interpretation of ARB 51. FIN 46R addresses the consolidation by business enterprises of variable interest entities. FIN 46 defines the concept of
"variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. It also requires the deconsolidation of consolidated variable interest entities in certain circumstances if it is determined that the consolidating equity holder is not the primary beneficiary. We have completed an evaluation of all of our variable interests and have determined that we do not have any interests in variable interests, as defined by FIN46R.

                                      -36-